

July 2, 2015

Timothy B. Goodell
General Counsel and Secretary
Hess Midstream Partners GP LLC
1501 McKinney Street
Houston, Texas 77010

> **Re: Hess Midstream Partners LP**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed June 22, 2015**
> **File No. 333-198896**

Dear Mr. Goodell:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.   You disclose that on June 11, 2015, Hess and GIP announced the proposed formation of Hess Infrastructure Partners. Although you do not so state explicitly, it appears that the formation of the joint venture (by means of the "JV Transaction") is a prerequisite to this offering. In light of the particular governance structure of Hess Midstream Partners GP LLC, including the provisions relating to the requisite approval by its board of the quarterly distributions as described at pages 58 and 59, please provide a new, detailed summary of the material provisions of the joint venture agreement. Also disclose whether you will file that agreement as an exhibit or otherwise make it available to potential investors in connection with the initial public offering.

Cash Distribution Policy and Restrictions on Distributions, page 58

2.   We note you disclose that any distribution must "generally be approved by [y]our board of directors, including at least one Hess director and one GIP director." Please advise us where in the joint venture or partnership agreements this provision appears.

Exhibits

3.   As discussed with counsel by telephone in March, please file all remaining exhibits, including the executed versions of the legality and tax opinions, with sufficient time for our review. The same is true for the new exhibits which we understand will be subject to an expanded and revised confidential treatment request.

Closing Comments

        You may contact Mark Wojciechowski at (202) 551-3759 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                        Sincerely,

                                        /s/ Loan Lauren P. Nguyen *for*

                                        H. Roger Schwall
                                        Assistant Director

cc: Via E-mail
        Brett E. Braden
        Latham & Watkins LLP